July 26, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Golf Galaxy, Inc.

Registration Statement on Form S-1

Registration No. 333-125007

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the underwriters in the above-referenced offering of shares of common stock of Golf Galaxy, Inc., wish to advise you that the Preliminary Prospectus dated July 15, 2005 was distributed during the period from July 18, 2005 through July 28, 2005 as follows:

50	to Prospective Underwriters
22	to Dealers
3,307	to Institutions
11,941	to Others

15,320	TOTAL

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Golf Galaxy, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 12:00pm. E.D.T. on July 28, 2005, or as soon as practicable thereafter.

Very truly yours,

PIPER JAFFRAY & CO.
WILLIAM BLAIR & COMPANY L.L.C.
AG EDWARDS & SONS, INC.
WEDBUSH MORGAN SECURITIES INC.

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Principal